
EPIC CORP

1623 Tradewinds Lane
Newport Beach, CA, 92660
(866) 737-1413
FAX: (949) 548-7005
rtucker@epiccor.com

October 29, 2014

Mr. John Reynolds
Mr. Erin Wilson
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549

> Re: RX Healthcare Systems, Ltd.
> Offering Statement on Form 1-A
> Filed September 3, 2014
> Amendment No. 2 to Offering Statement on Form 1-A
> File No. 024-10416

Dear Mr. Reynolds:

Enclosed please find the following:

1. Seven Copies of Fifth Amendment to Form 1-A, one manually signed.
2. Three bluelined copies reflecting the changes made from the earlier filing.

In response to your comment over the phone that the underlying shares for the options not be included in the Offering Statement, please be advised that all references to the inclusion of the underlying shares being qualified are stricken from the Offering Statement and Offering Circular as follows:

1. We note the company may issue all or part of the Units for non-cash consideration. Please substantially revise your offering document to discuss the non-cash consideration in more detail and how issuing all or some Units for non-cash consideration would impact your offering. Include in your discussion, among other details, what other types of non-cash consideration can be contemplated in addition to cancellation of debts, and any limitations on issuing the Units for non-cash consideration. Revise your offering document in all relevant locations, including the cover page, Summary and Use of Proceeds sections, which all assume the offering will be made for cash only.

The following has been included in the Cover Page, page 5, Summary, page 6, Use of Proceeds, page 14, and Plan of Distribution, page 20: It includes the cancellation of indebtedness for debts validly incurred and for money loaned, advanced, or incurred on behalf of the Company.

2. We note your cross reference to "Management – Transactions with Management" for the disclosure required by Item 11 of Part II, Model B of Form 1-A, but we are unable to locate this section. Please revise or advise as appropriate.

A section with three paragraphs has been added on pages 11 and 22, and is put on page 4, Cross Reference Sheet.

3. We note that the company is issuing warrants that are immediately exercisable and that are exercisable for up to 60 months after the qualification of the offering. Given that the warrants are exercisable for common stock for up to 60 months, the company needs to amend the Form 1-A offering to clearly indicate that the offering of the warrants for common stock is a continuous offering. Please revise your offering document in all relevant locations, including the Cover page, the Summary, and the Plan of Distribution, to reflect the continuous offering. Please note that Rule 253(e)(2) requires updated financial statements 12 months after the date the Form1-A is qualified. We may have further comment.

The following has been included in the Cover Page, page 5, Summary, Page 6, Description of Capital Stock, page 18, Share Eligible For Future Sale, Page 18, Plan of Distribution, page 19: The offering of the common stock underlying the warrants is a continuous offering.

Part I – Notification

Item 1. Significant Parties

4. Please revise to provide the business address along with any residential address for the entity(ies) listed as record and beneficial owner(s) of 5 percent or more of any class of the company's securities. In addition, please clarify "EPOR Corporation", which appears to be a trading symbol but is listed as a beneficial and record owner of your common stock.

Revised on page 2 Item 1 (d).

Finally, please disclose the control person(s) of any entity listed under Subsection (d) or (e) under this Item requirement. See Item 1 of Part I, Notification of Form 1-A. Items 1 (d) and (e) are revised on page 2.

Revised on page 2 Item 1 (e).

5. We note that the company indicates in its disclosure that Tensleep Technologies, Inc. is an affiliated company. We also note disclosure that EPIC Corporation is the parent of the company and that officers and directors of the company are also officers and directors of EPIC Corporation. Please revise the Item 1(g) subsection to address all of the affiliates of the company. Please see Rule 405 of Regulation C regarding the definition of "affiliate".

Revised on page2 Item 1 (g).

6. Please revise to provide the residential address for counsel to the issuer.

Counsel's residential address has been added, page 2.

Item 4. Jurisdictions in Which Securities Are to be Offered

7. Revise to state the methods by which the securities are to be offered by your officers and directors. See Item 4 of Part I, Notification of Form 1-A.

Revised on page 3 Item 4.

8. Please revise to disclose all states in which the offering will be made. In this regard, we note that the offering will be made "initially" in Colorado. Please disclose the exemption(s) being relied upon to offer and sell the securities in each state.

Revised on page 3 Item 4.

Item 9. Use of a Solicitation of Interest Document, page 3

9. Please revise to indicate whether or not a publication authorized by Rule 254 was used prior to filing the company's notification.

Revised on page 3 Item 9.

Part II

Cover page

10.Please revise to clarify that the officers and directors are offering the securities on a best efforts basis. Also clarify whether there is any minimum amount required to be sold.

Revised on page 5 in second paragraph and in footnote 2.

11. Revise as appropriate to account for the shares of common stock underlying the warrants. Please revise to provide clear disclosure regarding the total amount of common stock being offered pursuant to this offering statement.

The revision is made on page 5.

12. We note your table includes a footnote four notation but does not provide the required details. Please revise.

Removed footnote from table on page 5.

13. Additionally, please add disclosure to address that the offering of the common stock underlying the warrants is a continuous offering and revise your disclosure throughout the offering statement. Please revise as appropriate.

Revised on page 5, second paragraph, Summary – Units on page 6, Description of Capital Stock – Warrants on page 18, and Shares Eligible For Future Sale end of first paragraph on page 18.

14. Please revise your cover page to address whether there are any arrangements to place the funds received in an escrow, trust, or similar arrangement.

Revision on page 5 in second paragraph.

15. Please revise to include the exact cover page legend as required by Section 253 of Regulation A.

Revised on page 5.

Summary

16. We note your shares outstanding set forth in the following sections: Summary, Shares Eligible for Future Sale and your financial statements. Please revise to reconcile.

The Shares outstanding are 35,500,000 and are now reconciled.

17. We note your statement that "the expiration dates are 24, 36, 48 and 60 months, respectively from effective date (the "Expiration Dates") ...." Please note that the Offering Statement will be 'qualified' upon the order of the Commission or by the operation of the terms of Regulation A. Please revise your offering statement as appropriate.

Revised on page 6 as part of "Units" subsection.

18. Please advise us how you calculated your $2,500,000 total value of your offering.

Removed second sentence in Estimated Value of Offering, page 7.

Risk Factors, page 7

19. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the first risk factor merely reads "Limited Operating History". Similarly, the subheading for the second risk factor reads "Capital Requirement". The subheading for the third risk factor states "Lack of Experience". These examples are illustrative. Specifically revise the subheadings to clearly illustrate the material risks posed to the company and investors in this offering. Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

Revise all the remaining risk factor subheadings, pages 7 – 9. Removed second "Capital Requirement.".

20. We note that a number of your risk factors do not appear to present any risks to your company or its investors nor the potential consequences if the risk factor occurs. We note that the risk factors "License Requirements", "Government Regulation", "Lack of Cash Dividends", "No Escrow for Funds", "Direct Participation Offering", and "Sales to Officers, Directors and Affiliates" do not appear to address any specific risks. Please revise the noted risk factors to clearly address the risks presented to your company or to the investors from these risks along with the potential consequences from the noted risks. We may have further comment.

Removed all above risk factors, pages 7 – 9.

21. Please substantially revise your risk factors to clearly address the risks to the company or investors being addressed and the potential consequences if the risk factor occurs. For example, expand your Non-Cash Consideration risk factor to address the potential consequences to the company if a substantial amount of units are sold for non-cash consideration. Similarly, expand your Capital Requirement risk factor to address potential consequences to the company if the company does not raise substantial capital from the offering of Units or the exercise of the warrants.

The Revisions are reflected in the first, second, third, and fifth risk factors on page 7; the sixth, seventh, and tenth risk factors on page 8; and the thirteenth risk factor on page 9.

22. Please revise to address all material risks to your business. For example, include risks associated with doing business in your products market segments, supply and demand for your products, any limitation of manufacturers for your products, etc.

We have added the following risk factor, page 7: The Company has a single source for AcuFAB® fabric

23. We note your first risk factor on page seven regarding your dependence on your officers and directors' expertise which indicates that the directors and advisors have the necessary experience to engage in the company's business segments. We also note your third risk factor on page seven regarding the fact that your officers and directors have no experience in the "market segments planned for the Company." Please revise to reconcile your disclosure.

Revised the first and third risk factors on page 7.

24. We note your statement in the Non-Cash Consideration risk factor that "[m]anagement believes it has limited non-cash consideration that can support the company's operations, including but not limited to services of independent contractors." We also note your statement in the Capital Requirement risk factor that "[i]f sufficient capital is not raised, we will continue to develop the company to the extent our capital will allow." Your risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section.

Your may address these details in another appropriate location in your offering circular.

Removed the mitigating language in the risk factors on pages 7 - 9.

Limited Operating History, page 7

25. We note your statement that the company has a "limited operating history". Please revise to clarify what activities the company has performed in connection with its limited operating history.

Revised this risk factor on page 7.

Capital Requirement, page 7

26. Please revise this risk factor to state the amount of working capital of the company and indicate the amount of the company's current assets as of the latest practicable date.

Revised the second risk factor to reflect the working capital and current assets as of June 30, 2014, on page 7.

27. We note your Capital Requirement risk factor on page eight. Please revise to more specifically discuss the impact failure to raise capital would have. In this regard, we note that it is possible for you to sell all of your Units for non-cash consideration and your disclosure on page seven that you must raise capital in order to commence operations.

Revise the second risk factor on page 7.

Lack of Revenues, page 7

28. Please revise to indicate the amount of the limited revenues raised since incorporation. Also indicate the duration since the company was incorporated.

Revised the 5th risk factor on page 7 which sets forth $2,000.

Government Regulation, page 7

The content in the Corporate Capitalization History on pages 9 and 10 is made up of 7 paragraphs. These contain the original content except for the following which appears is the second sentence in the first paragraph, page 9: The Company since its inception has been and currently is a development stage company.

The content in the Business History on pages 10 and 11 is made up of 12 paragraphs with the first and third sentences of the first paragraph were revised, page 10; the second paragraph in the second through fifth sentences were revised, page 10; the fourth through seventh paragraphs were revised, page 10; the eighth through twelfth paragraphs were added, page 11.

All the content in the Business Description to the subsection Market was added, pages 11 through 13. The Market subsection was revised, page 13.

All the content in the Plan of Operation were added, page 14.

37. Please provide a more detailed discussion of your business plan, including each milestone needed to implement your business plan, the estimated time frame for each milestone and the estimated cost associated with each milestone. Discuss the funding that may be required to undertake your business plan. See Item 6(a)(3) of Part II, Model B of Form 1-A.

The content in the Plan of Operation was added, on page 14.

38. We note your references to numerous contracts, only one of which is filed as an exhibit. Some of the agreements look like they have expired or no longer further your business plan. Please revise accordingly or advise us of each agreement's significance to the company.

The last sentences of paragraphs two and five of Business History were added, page 10.

39. Please revise to discuss your expectation of no material shortages of yarn and cyclicality of your business in greater detail.

Revised the paragraph under Material Shortages on pages 13 – 14.

40. Please revise to disclose the material terms of the Exclusive License Agreement with Tensleep Trust dated September 22, 2013. Explain what

44. Please revise this section to account for the possibility that non-cash consideration may be given in return for the Units. Consider using tabular disclosure. Finally, please address the fact that your current debt exceeds the highest proceeds this offering could generate.

The table now provides for non-cash consideration to be given in return for Units and the amount of the offering now exceeds the amount of current and long debt, page 15.

45. We note the various components of working capital. Please revise to discuss in greater detail and address the allocation of proceeds to each component. If a material amount of proceeds are to be allocated to the repayment of debt, please revise to provide the disclosure required by Instruction 4 to Item 5 of Part II, Model B of Form 1-A.

The amount to of proceeds that may be used to repay debt has been added to the table as well as the other items, Advertising, Marketing and General & Administrative, page 15.

46. We note your statement that "the intention of the directors is that any non-cash consideration should enhance the business plans of the Company, not impact the application of proceeds in achieving those plans." Please clarify the meaning of your statement regarding non-cash considerations.

Removed the above provision, page 15.

Capitalization, page 12

47. Please address the following points:

☒ You state the assumed initial public offering price of "Ten Dollars," however parenthetically you define the amount as $25.00. Please revise the disclosures for this inconsistency.

The "Ten Dollars" has been replaced with "Twenty-five Dollars," page 15

☒ In your Capitalization table, revise to state the numbers of shares outstanding after the 50%, 75% and 100% of the offering scenarios, respectively.

50. We note your discussion regarding compensation and that your officers and directors have agreed to work "for little or no compensation" and have agreed, in part, to work for "limited consulting fees." Please revise to provide the disclosure required by Item 9 of Part II, Model B of Form 1-A, as applicable.

Revised to reflect that the officers and directors will receive no compensation, page 16.

Beneficial Ownership, page 15

51. Revise your beneficial ownership table to comply with the format set for the in Item 10 of Part II, Model B of Form 1-A.

Revised the Beneficial Ownership table, page 17.

52. Please revise to complete your table. In this regard, we note several footnote one designations but no corresponding footnote to the table. We may have further comment.

Removed the extraneous footnote, page 17.

53. Please revise your table for consistency. For instance, you state that your officers and directors as a group own 2.8% of the shares outstanding in the lower portion of your table but state 3.2% in the upper portion of your table.

The table is now consistent, page 17.

54. Revise to disclose the natural person(s) who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of EPIC Corporation. If they are your officers and directors, please account for this in your revised table. See Instruction (b) to Item 10 of Part II, Model B of Form 1-A.

The natural persons are disclosed as Ronald S. Tucker and Leticia I. Tucker, page 17.

55. Please revise to indicate the number of officers and directors in the group when you disclose the "Officers and Directors as a group" row.

The number of the officers and directors in the group (2) has been added, page 17.

Description of Capital Stock, page 15

56. We note your statement that "all of the outstanding shares of common stock are fully paid and non-assessable and the shares of common stock to be outstanding after this offering will be fully paid and non-assessable." This statement is a legal conclusion you are not permitted to make. Please attribute such statement to counsel or remove the statement as appropriate.

Removed the statement from paragraph 1 after "Common Stock," page 18. Revised the paragraph.

57. We note your statement on page 16 that you have no shares of preferred stock have been issued or are outstanding. Please reconcile that statement with your financial statements as of June 30, 2014 which states there are 4,900,000 shares of preferred stock issued and outstanding.

The correction has been made in the Financial Statements, page 24 and 34.

58. We note that you are issuing Series A Warrants, Series B Warrants, Series C Warrants, and Series D Warrants in this offering. Please revise to provide the description required by Item 12(c) of Part II, Model B of Form 1-A regarding each series of warrants.

A subsection under Description of Capital Stock entitled "Warrants" has been added, page 18.

Shares Eligible for Future Sale, page 16

59. You state "[u]pon completion of this offering, provided all Units are sold the Company will have outstanding 7,000,000 shares of its Common Stock outstanding." However, based on disclosures throughout the document, it appears the Company will have 37,500,000 shares after the offering. Please clarify or revise the inconsistent disclosure.

The offering has been increased to where the shares from the Units and outstanding shares will equal 41,500,000 in the Summary and Shares Eligible for Future Sale, page 18.

Plan of Distribution, page 17

60. We note that the purchase limitations are "subject to increase or decrease" at the sole discretion of the company. This unfettered discretion appears to conflict with your earlier disclosure that there is a firm minimum purchase of 100 units. Please revise to discuss your increase/decrease statement in greater detail.

Removed this sentence from the second paragraph under this heading, page 19.

61. We note your statement that "[s]ubscribers will be notified by mail in the event of an increase in the purchase limitations." Please advise us on how the company plans on processing any increase in the minimum purchase limitations. It appears to us that increasing the minimum individual purchase limitations would involve a new investment decision by the investors in the offering. We may have further comment.

The balance of paragraph 2 was removed after the removal of the sentence referred to in comment 60, page 19.

62. We note your discussion regarding non-cash consideration and that such consideration will be valued based either on a "bona fide sales" price or "fair value as determined by an "accepted standard." Please revise to clearly explain how non-cash consideration will be determined.

Revised the last two sentences of the third paragraph in this section, page 19.

63. Please discuss handling of payment in greater detail. In this regard, we note you plan to use a clearing account and payments will only be deposited to the company's general account when the subscription is accepted, but also note the disclosure later on page 18 that the company will "immediately deposit all funds in its regular account." Please reconcile this disclosure and address the procedure for returning funds to customers under certain circumstances such as withdrawal, cancellation or modification.

This and any related provision has been removed and the following has been added, page 20: The funds will be deposited to the Company's general account upon receipt. No funds will be returned to customers under any circumstances.

Statement of Condition, page 19

64. You state the financial statements have been prepared on a basis which management believes meets generally accepted accounting principles (GAAP) and are reasonable. You also state investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules. These two statements appear inconsistent. Please revise your disclosure to clarify and confirm to us in your response whether the financial statements have been prepared based on US GAAP.

Removed the statement "investors should realize that the asset base and capital base of the Company may be reduced significantly after applying GAAP rules," page 22.

Financial Statements, page 20

65. In your next amendment, please update your financial statements to comply with Items 1 and 2 of Form 1-A Part F/S.

The year end for the company is September 30 and it is not yet prepared.

66. Please label all pages of your financial statements, including the table of contents and notes to the financial statements, as unaudited.

This has been done, pages 23 – 42.

Balance Sheets as of September 30, 2012 and 2013, page 21

67. We note you present $1,000,000 for license as other asset as of September 30, 2013. Please provide a footnote to describe this license and how you accounted for the license.

The footnote is 5 in the Notes, pages 30 and 40.

68. The description of preferred stock line item states you have 8,000,000 shares authorized. However, on page 15, you state you have 10,000,000 authorized shares of preferred stock. On page 16, we also note you state the board of directors has authorized 8,000,000 shares of Series A 5% Convertible Preferred Stock. Please revise the inconsistent disclosures.

We have revised paragraph 1 of Description of Capital stock to show that 10,000,000 shares of preferred stock are authorized but unissued, and in the fifth paragraph of the same section the Board of Directors has authorized the issuance of 8,000,000 shares of Series A 5% Convertible Preferred Stock but none have been issued, page 18; and the financial statement reflect the authorization but unissued 10,000,000 shares of Preferred Stock, pages 24 and 34.

69. Please revise your accumulated deficit balance to include your net income (loss), rather than presenting a separate line item for net income (loss).

The Balance Sheet shows deficit which include the net income (loss), pages 24 and 34.

70. We note the line items for the Loans Payable and Loans payable – Convertible Notes include a reference to Note 6. However, we are unable to find any disclosures of these loans in the footnotes. Please provide a footnote to describe these loans in your next amendment.

Removed notation of Note 6 from the Balance Sheets, but the Notes to financial statements now includes a Note 6, pages 31 and 41.

Statements of Operations, September 30, 2013 and 2012, page 22

71. We note you have included a column titled "From Inception." Please tell us whether you are considered a development stage entity as defined under ASC 915. If you are a development stage entity under ASC 915, revise your financial statements to provide disclosures required under ASC 915. If you are not a development stage entity, remove the "From Inception" column and the heading labeled on page 25 with "from inception."

The disclosure that the Company is a development stage company appears on the financial Statements, pages 23 – 42

Statement of Stockholders' Equity, page 23

72. We note you present a line item for adjustment for prior period for $10,000 during the year ended September 30, 2012. Please provide a footnote to describe the adjustment.

   This $10,000 adjustment was an error in entry and has been corrected and has been removed from the Statement of Stockholders' Equity, pages 26 and 36.

Organization and summary of significant accounting policies, page 25

73. Please revise to include accounting policies for revenue recognition and description of cost of product.

   The following is added to pages 29 and 39:

Revenue Recognition and Costs

The Company recognizes revenues when product is shipped or delivered and cost of products are recognized when received

74. Please revise your footnote to describe your accounting for the investments in 438,010 shares of Tensleep Financial corporation common stock and how you derived the amount of $621,328 presented for periods presented. Tell us why the amount has not changed in periods presented. In addition, tell us how you identify and account for impairment.

   A Note 7 now includes the contribution of 700,000 shares of Amcor Financial Corporation for $286,778 which when added to the $334,550 value of Tensleep Financial the total is $621,328, pages 31-32 and 41-42.

Balance Sheets as of June 30, 2013 and 2014, page 30

75. We note from the preferred stock line item that you have 4,900,000 shares issued and outstanding. Please tell us why no amounts are presented for preferred stock. In addition, the statement of stockholders' equity on page 32 does not include preferred share columns. Please revise the inconsistent disclosures.

   Removed the 4,900,000 shares from the Balance Sheets, pages 24 and 34.

Subscription Form, page 38

76. It is unclear why you are instructing investors to make checks payable to EPIC Medicor Corporation. Please revise or advise.

    Removed EPIC Medicor Corporation with RX Healthcare Systems, Ltd., pages 43 and 44. The following has also been added to the Subscription form: ___ If cash make check payable to: RX Healthcare Systems, Ltd.

    ___ If debt enter amount _____

Exhibits

77. Please revise to reconcile the Description of Exhibits dates for your original Articles of Incorporation and your January 15, 2007 Amendment to Articles with those on the documents or advise us as appropriate.

    The Articles and Amended Articles dates have been corrected, page 46 and 47.

78. Please revise your Exhibit Index to clarify the stock option plans that were filed with your 2007 offering statement.

    The Stock Option plans have be clarified, page 27.

79. Please revise your legality opinion to indicate that the opinion opines upon Colorado law.

    The legality opinion has been revised to include Colorado law.

Respectfully submitted,



Ronald S. Tucker